Exhibit 99.2

Genius Group Ltd. announces 120.76% revenue growth at First Half of 2023 based on the unaudited financials

●	First half revenue of $11.8 million, 120.76% growth over first half of 2022. The revenue on a pro forma basis was $9.0 million, which excludes the spin off entity, Entrepreneur Resorts Ltd.

●	First half gross margin of $6.2 million or 52.58% compared to $2.2 million or 41.75% in first half of 2022. The pro forma gross margin was $4.3 million or 48.33% for the six months ending June 30, 2023.

●	First half adjusted EBITDA net loss of ($7.3) million, or ($0.22) per basic and diluted share compared to adjusted EBITDA net loss of ($2.0) million or ($0.11) per basic and diluted share in first half of 2022. First half 2023 adjusted EBITDA net loss of ($7.3) million, or ($0.22) per basic and diluted share on a pro forma basis.

●	First half net loss of ($10.8) million, or ($0.32) per basic and diluted share compared to ($3.5) million, or ($0.20) per basic and diluted share. On a pro forma basis, first half 2023 net loss was ($10.8) million, or ($0.32) per basic and diluted share.

●	$2.6 million cash and equivalents as of June 30, 2023, compared to $5.7 million as of December 31, 2022.

●	Adjusting 2023 full year guidance to $26.0 million to $29.0 million.

The unaudited financials are prepared in accordance with the standard financial statement requirement without including notes to financials. The unaudited financial statements are not reviewed nor have any other services been performed by the Company auditor. The pro forma revenue excludes the spin off entity, Entrepreneur Resorts Limited.

Singapore—(BUSINESS WIRE)— Genius Group Ltd. (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, today announced financial results for the first half of 2023.

Summary - First Half 2023 Financial Results Compared to First Half 2022:

●	First half revenue of $11.8 million, 120.76% growth over first half of 2022. The revenue on a pro forma basis was $9.0 million, which excludes the spin off entity, Entrepreneur Resorts Ltd.

●	First half gross margin of $6.2 million or 52.58% compared to $2.2 million or 41.75% in first half of 2022. The pro forma gross margin was $4.3 million or 48.33% for the six months ending June 30, 2023.

●	First half adjusted EBITDA net loss of ($7.3) million, or ($0.22) per basic and diluted share compared to adjusted EBITDA net loss of ($2.0) million or ($0.11) per basic and diluted share in first half of 2022. First half 2023 adjusted EBITDA net loss of ($7.3) million, or ($0.22) per basic and diluted share on a pro forma basis.

●	First half net loss of ($10.8) million, or ($0.32) per basic and diluted share compared to ($3.5) million, or ($0.20) per basic and diluted share. On a pro forma basis, first half 2023 net loss was ($10.8) million, or ($0.32) per basic and diluted share.

●	$2.6 million cash and equivalents as of June 30, 2023, compared to $5.7 million as of December 31, 2022.

●	Adjusting 2023 full year guidance to $26.0 million to $29.0 million.

Key Business Metrics

We monitor the key business metrics and non-IFRS financial measures set forth below to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics shown below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We believe that we are a world leading entrepreneur Edtech and education group based on student numbers, with a student base of 3.34 million students at the end of June 30, 2023, and an average of 8,500 new students joining our GeniusU platform each week in 2023. Our mission is to disrupt the current education model with a personalized, student-centered, AI based lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

Of the 3.34 million students on GeniusU at June 30, 2023, 3.3 million were free students, 45,038 had upgraded to paying students and 13,165 had upgraded to become faculty or partners. Total students grew by 15% annually with 232,042 new students joining in the first half of the 2023, paying students grew by 9% annually and our faculty and partners grew by 2% annually as we released a range of new tools on GeniusU for teachers, trainers and mentors to create their own events, courses and products. These annual growth rates are in line with our historic annual growth rates for GeniusU, with our conversion rates from free to paying students remaining at 1% and our attrition level of members and partners remaining below 5%.

Our financial growth model is based on a combination of four main factors:

1.	Inorganic growth by acquisition of education companies that add valuable courses, content, accreditation, campuses, faculty and students to our Group.

2.	Growth of our Edtech platform GeniusU as a result of converting the content, accreditation, faculty and students of our acquisition companies into online courses that can be delivered globally.

3.	Additional internal growth of GeniusU, with its digital curriculum and global student base, via wholly owned curriculum, hosting partners, and their content.

4.	Accelerated growth of each of our companies within the Group, as a result of expanding the Edtech business model within each company and gaining the benefit of the AI, digital marketing, customer intelligence and global community that GeniusU provides.

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following two sections:

⮚	Condensed financials for the Group including acquired companies results for acquisitions closed before June 30th 2023: Audited financials provided for the financial years ended December 31, 2022 and 2021 and unaudited condensed financials provided for the six-month period ended June 30, 2023 and June 30, 2022.

⮚	Pro forma financials for Genius Group (The full Group including the Group and all Acquisitions YTD): Unaudited pro forma financials provided for the six-month period ended June 30, 2023 for the full Group, including all the acquired companies YTD as if they were operating as one during these periods and include additional two acquisitions: University of Antelope Valley (acquired July 2022) and Revealed Film (acquired October 2022) and excluding Entrepreneur Resorts Ltd as a spin off entity.

Results of Operations

Period Ended June 30, 2023, Compared to Period Ended June 30, 2022

The below discussion and analysis are for the unaudited financials of June 30, 2023 compared to June 30, 2022. For simplicity, any reference to the first half of 2023 is with reference to the 6 months financials as of and for the period ended June 30, 2023, and any reference to the first half of 2022 is with reference to the 6 months financials as of and for the period ended June 30, 2022.

Discussion and analysis are also included for the first half of 2023 pro forma financials and 2022 actual data for Genius Group, including the unaudited financials for the Group, and the financials all of the YTD Acquisitions (including the financials of University of Antelope Valley, Property Investors Network, Education Angels, E-Squared and Revealed Films) and excluding Entrepreneur Resorts Ltd.

For clarity, each section below has separate paragraphs with discussion and analysis first for the Group unaudited financials, followed by discussion and analysis for the Genius Group pro forma financials (including the Acquisitions).

Revenue: Our Group revenues increased from $5.3 million in first half of 2022 to $11.8 million in the first half of 2023. This was driven by an increase of 159.54% in our Education Revenue from $3.45 million to $8.96 million. The campus revenue increased by 50% from $1.89 million in first half of 2022 to $2.83 million in first half of 2023. This was due to increase in demand due to capacity expansion and operations coming back to normal after COVID and the acquisition of entities.

Our pro forma revenue in 2023 were $9.0 million in the first half of 2023.

Our two main revenue segments are Education Revenue and Campus Revenue. Education Revenue consists of Digital Education Revenue, where the courses are delivered virtually on GeniusU, and In-Person Education Revenue, where the courses are delivered to our students with the aid of our faculty in-person. Campus Revenue consists of revenue we generate from our locations through accommodation, food and beverage charges. The following table shows the breakdown of this revenue into segments for both Genius Group, on a pro forma basis and unaudited basis:

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Proforma Unaudited Financials Six Months Ended (USD 000’s)	Group Audited Financials Year Ended (USD 000’s)
	June 30, 2023	June 30, 2022 (Restated)	June 30, 2023	December 31, 2022	December 31, 2021
Digital Education Revenue	4,990	3,282	4,990	8,012	5,194
In-Person Education Revenue	3,972	170	3,972	5,544	0
Total Education Revenue	8,962	3,452	8,962	13,556	5,194
Campus Revenue	2,834	1,891	-	4,638	3,101

Total Revenue	11,796	5,343	8,962	18,194	8,295

Cost of Revenue: The Group’s cost of revenue was $5.59 million in first half of 2023 with $6.2 million in gross profit, giving us a 52.58% gross margin, compared to $3.11 million in first half of 2022 with $2.23 million in gross profit. Our cost of revenue declined in percentage terms in 2023 as a result of improved results from our campus business and the acquisitions which has a higher gross margin. The marketing spend and the investment on the development asset in first half of 2023 is consistent in comparison to the first half of 2022. To date we have been maintaining a balance between growth and a positive gross margin in which we are not being overly aggressive in our marketing spend and this is reflected in our current gross margin. By owning the majority of our own curriculum and courses across all companies and acquisitions, we are focused on maintaining a low cost of content and a high gross margin. The cost of revenue that we do incur is mainly our customer acquisition costs and our faculty costs.

In the first half of 2023, the pro forma cost of revenue was $4.63 million, giving us a 48.33% gross margin.

Operating Expenses: The Group had a net operating expense of $15.36 million in the first half of 2023 compared to $5.68 million in first half of 2022. Approximately 60% of our operating expense is our staff costs, with the remaining in development costs, marketing, rental, legal and general expenses. The increase in our operating expenses is the result of the growth in our operations, acquisition of companies, legal and professional expenses in our listed company. As with our cost of goods sold, historically we have been managing our overhead to maintain a sustainable growth rate, in order that additional funds raised may be invested largely in acquisitions.

In the first half of 2023, the pro forma operating expense was $13.75m.

Non-IFRS Financial Measure — Adjusted EBITDA: We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Derived from Financial Statements

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2023	June 30, 2022	December 31, 2022	December 31, 2021
Net Income (Loss)	(10,775)	(3,497)	(55,252)	(4,489)
Tax Expense	(325)	(24)	(1,064)	129
Interest Expense, net	1,999	99	1,312	450
Depreciation and Amortization	1,209	836	2,351	1,575
Impairments	0	480	28,246	0
Revaluation adjustment of Contingent Liabilities	0	0	13,838	0
Stock Based Compensation	403	150	1,309	294
Bad Debt Provision	170	0	1,509	(39)
Adjusted EBITDA	(7,318)	(1,956)	(7,750)	(2,338)

Pro forma Financials

Pro forma EBITDA is derived by reducing the financial impact of the spin off of Entrepreneur Resorts Ltd and adding back acquisition financials for the period prior to acquisition date.

	Genius Group Unaudited Pro forma Six Months Ended June 30, 2023
	Unaudited Financials	Entrepreneur Resorts	Acquisitions	Pro forma Financials
	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Net Loss	(10,775)	-	-	(10,775)
Tax Benefits	(325)	-	-	(325)
Interest Expense, net	1,999	-	-	1,999
Depreciation and Amortization	1,209	(30)	-	1,179
Impairment	-	-	-	-
Revaluation Adjustment of Contingent Liabilities	-	-	-	-
Stock Based Compensation	403		-	403
Bad Debt Provision	170		-	170
Adjusted EBITDA	(7,318)	(30)	-	(7,348)

The Group had a negative Adjusted EBITDA of ($7.32) million in first half of 2023 compared to a negative of ($1.96) million in first half of 2022. The negative Adjusted EBITDA of ($7.32) million in first half of 2023 is partly due to further Group investments in development, marketing spend, increasing legal and professional services cost.

Cash and Cash Equivalents: The Group held $2.62 million in cash and cash equivalents as of June 30, 2023, and $5.72 million as of December 31, 2022.

Current Assets: The Group’s current assets decreased from $24.25 million as of December 31, 2022 to $9.35 million as of June 30, 2023 with a current ratio of 0.53 in first half of 2023 compared to 1.03 as of December 31, 2022. The primary reason for decline is usage of restricted cash for the repayment of convertible note, acquisition dues and operational losses in the first half of 2023. The largest current asset items in our Group are accounts receivable of $3.84 million, cash and cash equivalents of $2.62 million, prepaid expenses of $1.24 million and inventories of $1.17 million.

Non-Current Assets: The Group’s non-current assets reduced from $67.01 million as of December 31, 2022 to $66.05 million as of June 30, 2023. This is mainly due to the amortization of acquired intangible assets.

Current Liabilities: The Group’s current liabilities decreased from $23.38 million as of December 31, 2022 to $17.48 million as of June 30, 2023. The largest items in our current liabilities were deferred revenue of $5.05 million. The other significant components are convertible note of $3.77 million, accrued expenses and other current liabilities of $3.39 million, accounts payable of $2.22 million, operating lease liabilities of $1.33 million, due to related parties of $1.01 million and other remaining items contributes to $0.57 million.

Non-Current Liabilities: The Group’s non-current liabilities reduced from $53.92 million as of December 31, 2022 to $51.77 million as of June 30, 2023. The decrease was due to decrease in convertible loan payable balance of $0.13 million as of June 30, 2023 compared to $2.22 as of December 31, 2022 which is due to repayment and conversion of convertible loan during the first half of 2023.

Shareholders’ Equity: The Group’s shareholder’s equity reduced from $13.95 million as of December 31, 2022 to $6.13 million as of June 30, 2023. The reduction in equity is due to the loss of $10.77 million in the first half of 2023 and increase in capital by $3.68 million mainly due to conversion of convertible loan to equity and recording of stock-based compensation expenses.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short-term investments consist mostly of cash on deposit with banks. As of June 30, 2023, we had cash and cash equivalents of $2.62 million maintained at various financial institutions compared to $5.72 million as of Dec 31, 2022.

Going Concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Based on the definitions in the relevant accounting standards, and due to current liabilities exceeding current assets, management has determined that without additional capital raised, in the next twelve months, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s unaudited condensed consolidated financial statements as of June 30, 2023 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

The substantial doubt about the Company’s ability to continue as a going concern may negatively affect the price of the Company’s common stock, may impact relationships with third parties with whom the Company does business, including customers, vendors and lenders, may impact the Company’s ability to raise additional capital or implement its business plan.

Subsequent events

On July 26, 2023, Genius Group Ltd. signed executed and delivered a bridge note with an accredited investor in the face amount of $3.2 million, which has a $200,000 original issue discount. The company has received $1,000,000 in proceeds in July and August respectively.

As of August 31, 2023, the company has the outstanding principal value of $53,343 on the secured convertible note of $18.13 million closed on August 26, 2022. During July and August 2023, the company settled the outstanding principal value and accrued interest of $11.03 million and issued 22,192,694 shares in satisfaction to the liability.

ADJUSTED 2023 Guidance

2023 annual revenue of $26.0M - $29.0M compared to 2022 revenue of $18.2M

2023 net loss of $15.5-$17.0m compared to 2022 net loss of $55.3M

2023 adjusted EBITDA net loss of $10M - $12M compared to 2022 adjusted EBITDA net loss of $7.8M

Number of students (and users) 5.7M – 6.0M

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of	As of
	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$2,624,432	$5,720,569
Restricted cash	-	11,108,816
Accounts receivable, net	3,843,414	4,856,637
Other receivables	88,594	120,304
Income tax receivable	130,957	-
Due from related parties	252,060	351,357
Inventories	1,171,728	1,001,977
Prepaid expenses and other current assets	1,238,196	1,090,787
Total Current Assets	9,349,381	24,250,447
Property and equipment, net	203,934	563,131
Operating lease right-of-use asset	12,344,687	12,573,710
Investments at fair value	44,413	29,071
Other receivables	767,982	732,716
Due from related parties	5,566,247	5,288,264
Goodwill	31,677,406	31,688,887
Intangible assets, net	15,421,531	16,107,293
Other non-current assets	26,286	26,108
Total Assets	75,401,867	91,259,627
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	2,224,294	1,672,306
Accrued expenses and other current liabilities	3,391,966	3,809,540
Deferred revenue	5,050,855	6,391,993
Operating lease liabilities – current portion	1,325,839	1,590,538
Income tax payable	-	355,023
Loans payable – current portion	330,108	334,391
Loans payable – related parties – current portion	1,018,628	2,932,090
Convertible debt obligations, current portion	3,773,790	5,752,328
Short term debt	369,245	539,245
Total Current Liabilities	17,484,725	23,377,454
Due to related parties	1,812	1,729
Operating lease liabilities – non-current portion	11,436,814	11,394,337
Loans payable – non-current portion	412,121	428,025
Convertible debt obligations, non-current portion	137,500	2,223,523
Deferred tax liability	3,300,516	3,391,129
Derivative liabilities	36,488,594	36,488,594
Total Liabilities	69,262,082	77,304,791
Commitments and Contingencies Stockholders’ Equity:
Contributed capital	114,218,578	110,534,000
Subscriptions receivable	(1,900,857)	(1,900,857)
Reserves	(33,697,262)	(32,933,714)
Accumulated deficit	(78,522,639)	(68,539,210)
Capital and reserves attributable to owners of Genius Group Ltd	(97,820)	7,160,219
Non controlling interest	6,041,965	6,794,617
Total Stockholders’ Equity	6,139,785	13,954,836
Total Liabilities and Stockholders’ Equity	75,401,867	91,259,627

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30, 2023	June 30, 2022 (Restated)
	(Unaudited)	(Unaudited)
Revenue	$11,795,714	$5,343,247
Cost of revenue	(5,593,340)	(3,112,654)
Gross profit	6,202,374	2,230,593
Operating (Expenses) Income
General and administrative	(13,672,668)	(5,249,054)
Depreciation and amortization	(919,568)	(178,807)
Other operating income	1,213	166,001
Legal expenses	(776,867)	-
Loss from foreign currency transactions	2,425	58,759
Total operating expenses	(15,365,465)	(5,203,101)
Loss from Operations	(9,163,091)	(2,972,508)
(Expense) Income
Interest expense, net	(1,999,361)	(99,298)
Impairment loss	-	(480,372)
Other expense	(5,227)	-
Other income	68,311	30,713
Total Other Expense	(1,936,277)	(548,957)
Loss Before Income Tax	(11,099,368)	(3,521,465)
Income Tax Benefit	324,666	24,238
Net Loss	(10,774,702)	(3,497,227)
Other comprehensive income:
Foreign currency translation	(599,818)	(69,375)
Total Comprehensive Loss	(11,374,520)	(3,566,602)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(10,746,977)	(3,420,929)
Non controlling interest	(627,543)	(145,673)
Total Comprehensive Loss	(11,374,520)	(3,566,602)
Weighted-average number of shares outstanding, basic and diluted	33,668,483	17,794,634
Basic and diluted loss per share from continuing operations	(0.32)	(0.20)

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In US dollars)

	Contributed	Non-controlling	Subscriptions	Foreign		Accumulated	Total
	Capital	Interest	Receivable	Currency	Reserves	Deficit	Equity

Balance, January 1, 2023	110,534,000	6,794,617	(1,900,857)	983,653	(33,917,367)	(68,539,210)	13,954,836

Net loss	—	(627,543)	—	—	—	(10,147,159)	(10,744,702)
Foreign currency translation adjustments	—	—	—	(763,548)	—	163,730	(599,818)
Shares issued for conversion of convertible notes	6,994,299	—	—	—	—	—	6,994,299
Convertible loan adjustment for outstanding note, net	(3,837,395)	—	—	—	—	—	(3,837,395)
Shares issued by conversion from ERL and GeniusU	125,109	(125,109)	—	—	—	—	—
Share based compensation	402,565	—	—	—	—	—	402,565

Balance, June 30, 2023	114,218,578	6,041,965	(1,900,857)	220,105	(33,917,367)	(78,522,639)	6,139,785

	Contributed	Non-controlling	Subscriptions	Foreign		Accumulated	Total
	Capital	Interest	Receivable	Currency	Reserves	Deficit	Equity

Balance, January 1, 2022	50,924,276	4,344,899	(1,900,857)	2,028,729	(33,917,367)	(13,493,684)	7,985,996

Net loss	—	(135,248)	—	—	—	(3,361,979)	(3,497,227)
Foreign currency translation adjustments	—	—	—	69,365	—	—	69,365
Proceeds from IPO (net)	15,402,858	—	—	—	—	—	15,402,858
Share options Genius Group IPO April 2022	273,476	—	—	—	—	—	273,476
Shares issued for cash	—	2,556,739	—	—	—	—	2,556,739
Shares issued for conversion of convertible notes	229,237	—	—	—	—	—	229,237
Share issued for IPO acquisition	27,046,599	—	—	—	—	—	27,046,599
Adjustment against capital and retained earnings	(23)	89,076	(53,558)	(10,556)	(2,979,276)	331,854	(2,622,483)
2021 Genius Group Employee Share option	45,390	—	—	—	—	—	45,390
2022 Management Options	(1,758)	—	—	—	—	—	(1,758)
Share based compensation	106,685	—	—	—	—	—	106,685

Balance, June 30, 2022	94,026,740	6,855,466	(1,954,415)	2,087,538	(36,896,643)	(16,523,809)	47,594,877

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Six months Ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(10,774,701)	$(3,497,227)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	402,565	150,317
Depreciation and amortization	1,208,772	835,757
Provision for interest expense	1,277,162	—
Provision for doubtful accounts	170,318	—
Deferred income taxes	—	(29,679)
Impairment loss	—	480,372
Gain on foreign exchange transactions	(2,425)	(58,759)
Interest expense on lease liabilities	444,553	58,026
Changes in operating assets and liabilities:
Accounts receivable	842,905	(480,438)
Other receivable	(3,556)	—
Prepaid expenses and other current assets	(147,408)	(1,840,348)
Inventory	(169,751)	(3,651)
Accounts payable	551,988	430,633
Accrued expenses and other current liabilities	(417,574)	(609,406)
Deferred revenue	(1,341,138)	82,841
Deferred tax liability	(90,613)	—
Income tax payable	(485,980)	—
Other non-current asset	178	—
Total adjustments	2,239,996	(984,335)
Net Cash Used in Operating Activities	(8,534,705)	(4,481,562)
Cash Flows from Investing Activities
Internally developed software	(322,419)	(313,876)
Purchase of equipment	(111,151)	(79,455)
Acquisitions	(2,299,231)	(2,116,456)
Deposit on investment in UAV		(6,604,194)
Purchase of investment	(20,000)	(80,514)
Net Cash Used in Investing Activities	(2,752,801)	(9,194,496)
Cash Flows from Financing Activities
Amount due to/from related party, net	726,648	(338,280)
Proceeds from IPO, net		18,060,447
Proceeds from convertible debt, net of issuance costs	8,923,994	-
Proceeds from equity issuances	—	2,605,215
Issuance from convertible debt	—	(147,582)
Lease liabilities	(639,096)	(306,811)
Repayment of loan	(170,000)	(192,465)
Net Cash Provided by Financing Activities	8,841,547	19,680,524
Effect of Exchange Rate Changes on Cash	(650,096)	(212,817)
Net (Decrease) Increase in Cash	(3,096,137)	5,791,649
Cash – Beginning of year	5,720,569	1,784,938
Cash – End of period	2,624,432	7,576,587

Summary Combined Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2023	June 30, 2022 (Restated)	December 31, 2022	December 31, 2021
Sales	11,796	5,343	18,194	8,295
Cost of goods sold	(5,593)	(3,112)	(9,555)	(5,537
Gross profit	6,203	2,231	8,639	2,757
Other Operating Income	4	225	280	324
Operating Expenses	(15,639)	(5,428)	(50,502)	(7,250
Operating Loss	(9,162)	(2,972)	(41,583)	(4,168
Other income	68	31	419	-
Other Expense	(2,005)	(580)	(15,151)	(450
Net Loss Before Tax	(11,099)	(3,521)	(56,315)	(4,618
Tax Expense	325	24	1,064	129
Net Loss After Tax	(10,774)	(3,497)	(55,252)	(4,489
Other Comprehensive Income	(600)	(70)	(1,045)	230
Total Loss	(11,374)	(3,567)	(56,297)	(4,259
Net income per share, basic and diluted	(0.32)	(0.20)	(2.44)	(0.28)
Weighted-average number of shares outstanding, basic and diluted	33,668,483	17,794,634	22,634,366	16,155,812

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2023	December 31, 2022	December 31, 2021
Summary Balance Sheet Data:
Total current assets	9,350	24,251	6,496
Total non-current assets	66,052	67,009	11,099
Total Assets	75,402	91,260	17,595
Total current liabilities	17,486	23,378	7,140
Total non-current liabilities	51,776	53,927	2,469
Total Liabilities	69,262	77,305	9,609
Total Shareholders’ Equity	6,140	13,955	7,986
Total Liabilities and Shareholders’ Equity	75,402	91,260	17,595

Pro forma Financials

Pro forma financials are derived by reducing the financial impact of spin off of Entrepreneur Resorts Ltd and adding back acquisition financials for the period prior to acquisition date. Due to the intercompany receivable from Entrepreneur Resorts Ltd, the balance sheet effect of spin-off results in an increase in assets (current assets) which is reflected by a negative balance under Entrepreneur Resorts Ltd.

	Genius Group Unaudited Pro forma Six Months Ended June 30, 2023
	Unaudited Financials	Entrepreneur Resorts	Acquisitions	Pro forma Financials
	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Sales	11,796	(2,834)	-	8,962
Cost of goods sold	(5,593)	963	-	(4,631)
Gross profit	6,203	(1,871)	-	4,331
Other Operating Income	4	3	-	7
Operating Expenses	(15,639)	1,613	-	(13,756)
Operating Loss from the continuing operations	(9,162)	255	-	(9,418)

	Genius Group Unaudited Pro forma Six Months Ended June 30, 2023
	Unaudited Financials	Entrepreneur Resorts	Pro forma Adjustment	Pro forma Financials
	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Summary Balance Sheet Data:
Total current assets	9,350	3,229	-	12,580
Total non-current assets	66,052	(946)	-	65,106
Total Assets	75,402	2,283	-	77,686
Total current liabilities	17,486	(2,527)	-	14,959
Total non-current liabilities	51,776	(2,266)	-	49,511
Total Liabilities	69,262	(4,793)	-	64,470
Total Stockholders’ Equity	6,140	7,076	-	13,216
Total Liabilities and Shareholders’ Equity	75,402	2,283	-	77,686